February 5, 2007



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Schedule 13G
	Entravision Communications Corp.
	As of December 31, 2006

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange
Act of 1934, attached please find a copy of Schedule 13G for the above named company showing beneficial ownership of 5% or more as of December 31, 2006 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
DS:dlv
Enclosures

cc:	Office of the Corporate Secretary
	Entravision Communications Corp.
	2425 Olympic Blvd., Suite 6000 West
	Santa Monica, CA 90404

	Securities Division
	NASD Financial Center
	33 Whitehall Street
	New York, NY  10004

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.       )*


	Entravision Communications Corp.

	(Name of Issuer)


	Common Stock par value $.01 per share
	(Title of Class of Securities)


	29382R107
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Page 1 of 5 Pages

CUSIP NO. 29382R107                              13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (A) ______
                                        (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF             	5   SOLE VOTING POWER
         SHARES                            5,111,145
      BENEFICIALLY          	6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    DECEMBER 31, 2006    	7   SOLE DISPOSITIVE POWER
        BY EACH                           5,111,145
       REPORTING               	8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

             5,111,145

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*
                                [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              8.41%

12  TYPE OF REPORTING PERSON*

            IA
_____________________________________________________________
                  *SEE INSTRUCTION BEFORE FILLING OUT!
_____________________________________________________________
                                            Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:

          	Entravision Communications Corp.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

           	2425 Olympic Blvd., Suite 6000 West
		Santa Monica, CA 90404


Item 2(a) 	Name of Person Filing:

         	Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

          	880 Carillon Parkway
          		St. Petersburg, Florida  33716

Item 2(c)	Citizenship:

          	Florida


Item 2(d) 	Title of Class of Securities:

          	Common Stock par value $.01 per share


Item 2(e)	CUSIP Number:

          	29382R107


Item 3    	Type of Reporting Person:

		(e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940



Page 3 of 5 Pages
Item 4   	Ownership as of December 31, 2006

         (a)  	Amount Beneficially Owned:

              	5,111,145 shares of common stock beneficially owned including:

                                                     No. of Shares
             	 Eagle Asset Management, Inc.        5,111,145

          (b)  	Percent of Class:                     8.41%


         (c)	Deemed Voting Power and Disposition Power:

              	(i)             (ii)           	(iii)         (iv)
              	                                Deemed        Deemed
              	Deemed         Deemed  		to have       to have
              	to have        to have        	Sole Power    Shared Power
              	Sole Power     Shared Power   	to Dispose    to Dispose
              	to Vote or     to Vote or     	or to         or to
              	to Direct      to Direct     	Direct the    Direct the
              	to Vote        to Vote        	Disposition   Disposition

Eagle Asset     5,111,145      ----           	5,111,145      	----
Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                             	(___)

Item 6   	Ownership of More than Five Percent on Behalf of Another
		Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which
		Acquired the Security Being Reported on by the Parent Holding
		Company:

              	 N/A

Page 4 of 5 Pages
Item 8   	Identification and Classification of Members of the Group:   N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

         	By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         		Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2007             	EAGLE ASSET MANAGEMENT, INC.



                                   	__________________________________
                                   	Damian Sousa
                                  	Vice President
                                   	Chief Compliance Officer















Page 5 of 5 Pages